Exhibit 2.14

EQUINOX MINERALS LIMITED

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Equinox Minerals Limited (“Equinox” or the “Company”)

Royal Bank Plaza South Tower

200 Bay Street, Suite 2940

Toronto, Ontario

M5J 2J2

2.	Date of Material Change

February 28, 2011

3.	News Release

A press release was filed on SEDAR and disseminated via CNW Group on February 28, 2011.

4.	Summary of Material Change

On February 28, 2011 Equinox announced that it would make an offer to acquire Lundin Mining Corporation (“Lundin”) for approximately C$4.8 billion in cash and shares. Under the Offer, Equinox proposes to acquire all of the issued and outstanding common shares of Lundin for a combination of cash and Equinox shares for a total consideration value of C$8.10 per Lundin share (based on the closing price of the Equinox common shares on February 25, 2011, the last trading day prior to announcement of the Offer). The Offer was commenced on March 7, 2011.

5.	Full Description of Material Change

On February 28, 2011 Equinox announced that it will make an offer to acquire all of the issued and outstanding common shares of Lundin Mining Corporation (“Lundin”) for approximately C$4.8 billion in cash and shares (the “Offer”).

Under the Offer, the shareholders of Lundin have the option to receive consideration per Lundin share of either C$8.10 in cash or 1.2903 Equinox shares plus C$0.01 for each Lundin share, subject to pro-ration based on the maximum amount of cash available under the Offer, being approximately C$2,379 million and the maximum number of Equinox common shares issuable under the Offer, being approximately 379 million Equinox common shares. The Offer includes any Lundin shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options or stock appreciation rights. The Offer reflects a 26% premium to the closing price of C$6.45 per Lundin share on the Toronto Stock Exchange (“TSX”) on February 25, 2011.

The maximum amount of cash payable under the Offer will be approximately C$2,379 million. Equinox will finance the cash payable under the Offer through new committed credit facilities in the amount of US$3.2 billion to be arranged pursuant to a binding commitment letter (the “Commitment Letter”) dated February 27, 2011 between Equinox and Goldman Sachs Lending Partners LLC (“GS Lending Partners”), Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch (together with GS Lending Partners, the “Lenders”). The Commitment Letter sets out the terms and conditions on which the Lenders have agreed to make available to the Equinox (i) a US$300 million senior secured revolving credit facility and (ii) US$3,200 million in aggregate principal amount of senior secured increasing rate loans.

The Offer is subject to certain conditions including, in particular, termination of the existing arrangement agreement between Lundin and Inmet Mining Corporation in accordance with its terms, and a simple majority approval of the votes cast by Equinox shareholders at a meeting of Equinox shareholders with respect to the issuance of Equinox shares in connection with the Offer (which meeting has been scheduled for April 11, 2011). Other conditions include acceptance of the Offer by Lundin shareholders owning not less than two-thirds of Lundin’s shares outstanding on a fully-diluted basis, receipt of applicable regulatory approvals, and other customary unsolicited offer conditions.

The Offer was subsequently commenced by way of advertisement and filing of a takeover bid circular on SEDAR on March 7, 2011.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Sonya Stark, Vice President – Corporate Affairs and Corporate Secretary of the Company at (416) 867-8076.

9.	Date of Report

March 9, 2011